

October 17, 2013

<u>Via E-mail</u>
Gerald Commissiong
Chief Executive Officer
Amarantus BioScience Holdings, Inc.
675 Almanor Ave
Sunnyvale, CA 94085

> **Re: Amarantus BioScience Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 3, 2013**
> **File No. 333-191555**

Dear Mr. Commissiong:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are registering the sale of 173,333,160 shares of common stock by various selling shareholders. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling shareholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering of this size on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

   If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please refer to Securities Act Rules CDI 612.09 and address the following among any other relevant factors:
   * how long the selling shareholders have held the shares;
   * the circumstances under which they received them;

- their relationship to the issuer;
- the amount of shares involved;
- whether the sellers are in the business of underwriting securities; and
- whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

2. We note that you have registered 173,333,160 shares of common stock. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible debentures that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures).

3. We note on page 21 that the debentures have an aggregate principal amount of $3,333,330 and accrue at the rate of 8% annually. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

    Further, we note on page 21 that the aggregate purchase price of the convertible debentures and warrants was $3,000,000. Please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible debentures, presented in a table with the following information disclosed separately:
    - the market price per share of the securities underlying the convertible debenture on the date of the sale of the convertible debenture;
    - the conversion price per share of the underlying securities on the date of the sale of the convertible debenture, calculated as follows:
        - if the conversion price per share is set at a fixed price, use the price per share established in the convertible debenture; and
        - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying securities, use the conversion discount rate and the market rate per share

on the date of the sale of the convertible debenture and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible debenture (assuming no interest payments and complete conversion throughout the term of the note);
- the combined market price of the total number of shares underlying the convertible debentures, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;
- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debentures calculated by using the conversion price on the date of the sale of the convertible debentures and the total possible number of shares the selling shareholders may receive; and
- the total possible discount to the market price as of the date of the sale of the convertible debentures, calculated by subtracting the total conversion price on the date of the sale of the convertible debentures from the combined market price of the total number of shares underlying the convertible debentures on that date.

If there are provisions in the convertible debentures that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:
   - market price per share of the underlying securities on the date of the sale of that other security;
   - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
     - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
     - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
   - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;
- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and
- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
   - the gross proceeds paid or payable to the issuer in the convertible note transaction;
   - all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Three;
   - the resulting net proceeds to the issuer; and
   - the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Four and Comment Five.

   Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible as disclosed in response to Comment Three and the total possible discount to the market price of the shares underlying the convertible debentures as disclosed in response to Comment Four divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
   - the date of the transaction;
   - the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;
- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
   - the number of shares outstanding prior to the convertible debenture transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;
   - the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
   - the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;
   - the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
   - the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

   In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

9. Please provide us, with a view toward disclosure in the prospectus, with the following information:
   - whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
   - whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and
- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debenture transactions and the filing of the registration statement (e.g., before or after the announcement of each of the convertible debenture transactions, before the filing or after the filing of the registration statement, etc.).

10. We note on page 40 that to your knowledge, the selling shareholders do not and have not held any position or office or had any other material relationship with you or any of your predecessors or affiliates within the past three years other than as a result of the ownership of your securities. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transactions (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and
- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transactions (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

11. We note that in Exhibit 5.1, your counsel states that the securities being sold pursuant to the registration statement consist of (i) 83,333,250 of common stock issuable upon conversion of outstanding convertible debentures; (ii) 6,666,660 shares of common stock issuable as interest under the debentures; and (iii) 83,333,250 shares of common stock issuable upon exercise of outstanding warrants. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

12. With respect to the shares to be offered for resale by each selling shareholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared

voting and/or dispositive powers with respect to the shares to be offered by that
shareholder.

Exhibits, page 54

13. We note that you have not included each attachment to the Form of Stock Purchase
Agreement dated September 3, 2013 filed as Exhibit No. 10.36. Please re-file this agreement
with any exhibits, schedules, appendices, etc.

14. Please file the Stock Purchase Agreement dated September 26, 2013 as an exhibit pursuant to
Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the federal
securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact Matthew Jones at (202) 551-3786, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Jeff Fessler, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, New York 10006